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                              March 15, 2023

       Qiong Jin
       Chief Executive Officer
       Golden Heaven Group Holdings Ltd.
       No. 8 Banhouhaichuan Rd
       Xiqin Town, Yanping District
       Nanping City, Fujian Province, China 353001

                                                        Re: Golden Heaven Group
Holdings Ltd.
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed March 7, 2023
                                                            File No. 333-268166

       Dear Qiong Jin:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 6, 2023 letter.

       Amendment No. 3 to Registration Statement on Form F-1

       Report of Independent Registered Public Accounting Firm, page F-2

   1. We reviewed the changes made in response to comment 2. Please make arrangements with your auditor for
them to revise their audit report to also render an opinion on your
                                                        September 30, 2021
financial statements. Refer to Item 8.A of Form 20-F.
 Qiong Jin
FirstName  LastNameQiong  Jin Ltd.
Golden Heaven   Group Holdings
Comapany
March      NameGolden Heaven Group Holdings Ltd.
       15, 2023
March2 15, 2023 Page 2
Page
FirstName LastName
        You may contact Nasreen Mohammed at 202-551-3773 or Rufus Decker at 202-551-
3769 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Ying Li